As filed with the Securities and Exchange Commission on June 6, 1995
                                                            Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                   CNS, INC.
             (Exact name of registrant as specified in its charter)
     DELAWARE                                                   41-1580270
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)
                                 1250 Park Road
                          Chanhassen, Minnesota 55317
                                 (612) 474-7600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                             Daniel E. Cohen, M.D.
                            Chief Executive Officer
                                   CNS, Inc.
                                 1250 Park Road
                          Chanhassen, Minnesota 55317
                                 (612) 474-7600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                             Patrick Delaney, Esq.
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-3281

         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |x|

                        CALCULATION OF REGISTRATION FEE

                                                                                            Proposed       Proposed
                                                                                             Maximum       Maximum
                                                                           Amount to be     Offering      Aggregate      Amount of
                         Title of Each Class of                             Registered        Price        Offering    Registration
                       Securities to be Registered                                         Per Unit(2)     Price(2)         Fee
Common Stock, $.01 par value..........................................      100,000(1)      $27.6875      $2,768,750      $954.74


(1)      Issuable upon the exercise of an outstanding warrant.
(2) Estimated solely for the purpose of determining the registration fee based on the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on June 1, 1995 pursuant to Rule 457(c).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


                  SUBJECT TO COMPLETION, DATED ________, 1995

PROSPECTUS

                                   CNS, INC.

                               100,000 SHARES OF

                                  COMMON STOCK

         This Prospectus relates to (i) the offering by the Company of up to 100,000 shares of Common Stock, $.01 par value per share, of CNS, Inc. (the "Company") issuable by the Company upon the exercise of an outstanding warrant to purchase 100,000 shares of Company Common Stock (the "Warrant"), and (ii) the offering of up to 100,000 shares of Common Stock which may be offered from time to time by the shareholders named herein (the "Selling Shareholders") upon the exercise of the Warrant (the "Warrant Shares"). The Company will receive proceeds upon the exercise of the Warrant, but will not receive any of the proceeds from the sale of the Warrant Shares by the Selling Shareholders. See "Use of Proceeds."

         The Company will bear all expenses of the offering hereunder other than underwriting discounts and commissions incurred in connection with the sale of the Warrant Shares by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CNXS". The closing price of the Company's Common Stock on June 1, 1995 was $27.75.

         THE SHARES OF COMMON STOCK OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

         The Warrant was originally issued by the Company on April 5, 1994 to John G. Kinnard & Company Incorporated ("Kinnard"). The Warrant entitles the holder thereof to purchase 100,000 shares of Common Stock for a purchase price of $7.50 per share until April 5, 1999. The Selling Shareholders have advised the Company that they intend to sell the Warrant Shares from time to time by the Selling Shareholders in transactions on the Nasdaq National Market at prices prevailing at the time of the sale or otherwise as set forth below. See "Plan of Distribution".

         The Selling Shareholders have advised the Company that, as of the date hereof, they have made no arrangement with any brokerage firm for the sale of the Warrant Shares. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the Act, in which case any commissions received by a broker or dealer may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution."


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                     ______________________________________

                THE DATE OF THIS PROSPECTUS IS ___________, 1995

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., and the Commission's regional offices located at 7 World Trade Center, 14th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company has filed with the Commission a registration statement under the Securities Act of 1933 with respect to the shares offered hereby. This Prospectus does not contain all information set forth in such registration statement. For further information with respect to the Company and the shares offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) the Proxy Statement of the Company filed for the Annual Meeting of Shareholders held on May 11, 1995; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (iv) the Company's Current Report on Form 8-K dated June 5, 1995; and (v) the description of the Company's Common Stock contained in the Company's Form 8-A/A Registration Statement dated May 31, 1995. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents.) Requests for such copies should be directed to Mr. Ronald D. Cox, Vice President of Finance, CNS, Inc., 1250 Park Road, Chanhassen, Minnesota 55317, telephone number (612) 474-7600.


                                  THE COMPANY

      The Company manufactures and markets the Breathe Right(R) nasal strip, which is a nonprescription disposable device that improves nasal breathing by reducing nasal airflow resistance. Sales of the Breathe Right nasal strip were $7.5 million in the first quarter of 1995 compared to $2.8 million in all of 1994. At March 31, 1995, the Company had unfilled orders for the Breathe Right nasal strip in excess of first quarter Breathe Right nasal strip sales.

      The Breathe Right nasal strip looks like a butterfly bandage and when folded down onto the sides of the nose above the nasal crease it lifts the side walls of the nose outward to open the nasal passages. The Breathe Right nasal strip improves nasal breathing immediately upon application and does not include any medication, thereby avoiding any medicinal side effects. The Breathe Right nasal strip may be worn for up to 12 hours under normal conditions and is not reusable.

      Potential customers for the Breathe Right nasal strip include people who suffer from nasal congestion or obstruction associated with increased airflow resistance resulting from the following conditions: (i) allergies and sinus disease; (ii) deviated nasal septum and other structural deficiencies; and (iii) the common cold. The Company believes that the Breathe Right nasal strip, as either an alternative or adjunct to decongestant drugs (including nasal sprays and oral decongestants), can in many cases benefit those people by decreasing nasal airflow resistance. The Company also believes that the Breathe Right nasal strip may be effective in reducing snoring loudness and aiding in oxygen therapy administered to patients suffering from certain chronic conditions.

      The Breathe Right nasal strip is currently sold over the counter through approximately 65,000 pharmacies, grocery stores and mass merchants in the United States and Canada. The Breathe Right nasal strip is typically placed in the cough-cold section next to nasal sprays or oral decongestants. The Breathe Right nasal strip is priced competitively with these drugs on a per dose basis. International distribution of the Breathe Right nasal strip is expected to begin in late 1995. The Company is also developing the sporting goods market for the Breathe Right nasal strip. In the future, the Company plans to (i) expand the availability of the Breathe Right nasal strip in pharmacies, grocery stores and mass merchants and develop additional distribution channels, (ii) increase consumer awareness of the Breath Right nasal strip through advertising as well as paid endorsement from celebrities, and (iii) expand the Breathe Right nasal strip line and seek regulatory authorization to label the product for additional therapeutic applications, such as relief of nasal congestion and nasal obstruction due to specific conditions (e.g. allergies and deviated septa).

      The Company is a Delaware corporation formed in 1987 as the successor to a Minnesota corporation organized in 1982. The executive offices of the Company are located at 1250 Park Road, Chanhassen, Minnesota 55317, and its telephone number is (612) 474-7600.


                                  RISK FACTORS

      An investment in the Common Stock is speculative in nature and involves a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully by potential investors in evaluating an investment in the Common Stock offered hereby.

SUSTAINABILITY OF CURRENT SALES LEVELS

      The Company's Breathe Right nasal strip sales were $7.5 million in the first quarter of 1995 compared to $2.8 million in all of 1994. The Company believes that the significant increase in Breathe Right nasal strip sales resulted in part from the extensive media coverage of the use of the product by professional football players and the unsolicited endorsement of Rush Limbaugh on his radio and television programs. The Company also believes that the Breathe Right nasal strip sales to wholesalers and retailers in the first quarter of 1995 represented both an expansion and replenishment of their inventory. Therefore, sales of the Breathe Right nasal strip during the first quarter of 1995 may not necessarily be indicative of future sales of the product. Future sales of the Breathe Right nasal strip will depend on, among other factors, consumer acceptance of the product, generation of repeat sales, penetration of markets, the successful introduction of competitive products, development of effective consumer advertising, product pricing and expansion of distribution channels for the product. There can be no assurance that the Company will maintain or increase its current level of sales of the product in future periods.

UNCERTAINTY OF MARKET POTENTIAL AND PENETRATION

      The Company has limited experience producing and marketing the Breathe Right nasal strip, which is the Company's only product. The successful introduction of any over-the-counter product is inherently uncertain. Although the Company has experienced growth in sales of the Breathe Right nasal strip during the past two fiscal quarters, there can be no assurance that these sales increases represent long-term consumer acceptance of the product or that the Company will be able to continue to achieve increased market share. The Company's success will depend on its ability to penetrate several potential markets for the Breathe Right nasal strip, including (i) people who suffer from nasal congestion or obstruction resulting from allergies, the common cold and deviated nasal septum or other nasal structural deficiencies, (ii) people who participate in athletic activities, and (iii) people who snore. These markets are very large and diverse and there can be no assurance that the Company will receive regulatory approvals to market with labeling in any of these markets or that the Company can achieve significant market penetration in any of these markets. The failure of the Company to successfully enter one or more potential markets could adversely affect the financial condition or results of operations of the Company.

RELIANCE ON SINGLE PRODUCT

      The Company's future revenue and profitability are dependent on the sale of its Breathe Right nasal strip. A reduction in demand for the Breathe Right nasal strip would have a material adverse effect on the Company's future growth and financial condition. Although the Company has experienced initial success with the sale of its Breathe Right nasal strip, there can be no assurance that the Company will continue to maintain its current sales or be able to increase its future sales of the product.

PATENTABILITY OF THE BREATHE RIGHT NASAL STRIPS

      Four applications are currently pending with the United States Patent and Trademark Office seeking patents for the Breathe Right nasal strip. The degree to which the Company succeeds will depend, in part, on the Company obtaining broad protection from any patent issuing from these or additional applications. No patents on the Breathe Right nasal strip have yet been granted. The U.S. Patent Office examiner has indicated that certain claims are allowable, but has rejected claims of broader scope on the basis of prior art and undue breadth. An appeal in the U.S. Patent Office of this decision of the examiner with respect to one of the applications has been filed, but no assurance can be given that significant patent protection for the Breathe Right nasal strip will be obtained or will be enforceable, or that the Company will have sufficient resources to pursue enforcement of any patents issued. If the pending applications result in issuances of patents, there can be no assurance that they will effectively foreclose the development of competitive products. In order to enforce any patents issued on the Breathe Right nasal strip, the Company may have to engage in litigation, which may result in substantial cost to the Company. Any adverse outcome of such litigation could adversely affect the Company's business. See "Recent Developments - Patents."

MANAGEMENT OF GROWTH

      The Company has experienced rapid growth in its sales of and orders for the Breathe Right nasal strip. This growth has resulted in increased demand for manufacturing capacity to produce the Breathe Right nasal strip. During the first quarter of 1995, the Company was unable to obtain sufficient quantities of the Breathe Right nasal strip from its contract manufacturers to fill over 50 percent of the orders placed. Although the Company has obtained a significant increase in the capacity of its contract manufacturers to produce the Breathe Right nasal strip, no assurance can be given that the Company will not experience delays in shipping the product in future periods. In addition, this growth and expansion has strained the Company's physical, manufacturing and personnel resources and resulted in an increase in the level of responsibility of the Company's management personnel, certain of whom have not previously managed operations of the size the Company anticipates. The growth of the Company has also added demands on the Company's information and control systems. The Company's ability to manage its growth effectively will require it to manage its contract manufacturers' capacities and its distribution capacities effectively, improve its operations, controls and manufacturing systems, and to train, motivate and manage its employees successfully. If the Company is unable to manage its growth effectively, the Company's results of operations could be materially adversely affected.

REGULATION

      As a manufacturer of medical devices, the Company is subject to the laws and regulations administered by the FDA which include, but are not limited to, regulations relating to good manufacturing practice, human investigations, investigational device requirements, premarket requirements and labeling. While the Company has obtained FDA authorization to market the Breathe Right nasal strip, it is only authorized to market the Breathe Right nasal strip as a device that diminishes nasal airway resistance, and there is no assurance that the Company will obtain FDA clearance for promotion and advertising of the Breathe Right nasal strip for specific uses, such as symptomatic relief of nasal congestion from colds or allergies, for diminishment of snoring volume, to increase endurance during athletic activities or for new products it may develop. The failure to obtain this FDA clearance may adversely effect the Company's ability to sell the Breathe Right nasal strip to certain markets. Furthermore, the passage of future legislation with regard to manufacturing and marketing of medical devices is possible. The effect of such legislation may be to increase the cost and time necessary to begin marketing new products, and may adversely affect the Company in other respects not presently foreseeable. Even if new legislation is not forthcoming, the FDA may nevertheless seek to exercise greater control over medical devices.

COMPETITION

      The over-the-counter market for decongestant products and other cold, allergy, and sinus relief products is highly competitive. Manufacturers of products that compete with the Breathe Right nasal strip currently include (i) manufacturers of nasal sprays and pill, capsule or tabular decongestants, many of which have greater resources than the Company, (ii) a small number of manufacturers who have developed or are rumored to be developing imitations of the Breathe Right nasal strip and (iii) a small number of manufacturers of internal nasal dilator products. While the Company believes it offers a unique product, many of its competitors have more extensive marketing capabilities and substantially greater financial resources than the Company. While the Company believes no competitor has FDA approval to market competing external nasal dilators, additional companies may develop competitive products and file applications to obtain FDA approval to market their products or market competitive products without FDA approval. The Company has filed suit to enjoin the sale of one external nasal dilator device on the basis of unfair competition and trade practices.

DEPENDENCE ON SINGLE SOURCE SUPPLIER

      A primary component of the Breathe Right nasal strip is currently available from only a single supplier. Disruption or termination of this vendor relationship could have a material adverse effect on the Company's operations. Although the Company has a multi-year supply agreement with this supplier and the Company believes that this relationship will not be disrupted or terminated, the inability to obtain sufficient quantities of this component or the need to develop alternative sources, if and as required in the future, could adversely affect the Company's operations until new sources of this component become available.

LICENSE CLAIM

      The Company has the exclusive rights to manufacture and sell the Breathe Right nasal strip pursuant to a license agreement (the "License Agreement") between the Company and a company (the "Licensor") wholly-owned by the inventor of the Breathe Right nasal strip. In July 1994, an individual commenced a lawsuit against the Company, the Licensor and the inventor claiming that the plaintiff entered into an oral partnership agreement with the inventor concerning the Breathe Right nasal strip and that the Company tortiously interfered with this agreement. The plaintiff is seeking an undefined amount of monetary damages from the Company and an order declaring the License Agreement null and void. The Company has denied all material allegations in the complaint and is vigorously defending itself based upon what it considers meritorious defenses. Under the terms of the License Agreement, the Company has contractual indemnification rights against the Licensor. Although the Company believes that this matter will not have a material adverse effect on the Company because it has good and sufficient defenses to the plaintiff's claims and because the Company will be indemnified by the Licensor, an adverse decision in this matter could have a material adverse effect on the Company.

VOLATILITY OF STOCK PRICE

      The market price of the Common Stock following this offering may be highly volatile. The market price of the Common Stock has fluctuated significantly since the fourth quarter of 1994 in response to announcements regarding the Breathe Right nasal strip. Factors such as product announcements, variations in the Company's revenues, earnings and cash flow, and announcements of competitive products could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations that have particularly affected medical companies, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock following this offering.

POTENTIAL PRODUCT LIABILITY

      Although there are currently no product liability claims against the Company, product liability claims brought against the Company relating to its Breathe Right nasal strip in the future could have a material adverse effect upon its financial condition. The Company maintains product liability insurance in amounts which it believes are sufficient, but there is no assurance that the current coverage is adequate to cover the Company's product liability risks, nor can there be any assurance that it will be able to maintain or obtain substitute insurance on commercially acceptable terms upon the expiration of its current coverage. Conditions in the liability insurance industry may make it impossible or extremely expensive for the Company to maintain insurance protection on its products in the future.


                                USE OF PROCEEDS

      The Company will receive the proceeds from the exercise of the Warrant. The Warrant exercise price of $7.50 was determined on the basis of negotiation between the Company and Kinnard in April 1994. If the maximum number of shares issuable under the Warrant are exercised, the Company's proceeds therefrom, before expenses of the offering (estimated at $12,000), will be $750,000. The Company intends to use the net proceeds from the exercise of the Warrant for general corporate purposes.

      After the exercise of the Warrant, the Warrant Shares will be offered solely by the Selling Shareholders and none of the proceeds of sale thereof will be received by the Company.

                              RECENT DEVELOPMENTS

SALE OF ASSETS

      On June 1, 1995, the Company completed the sale of the Company's assets used in its sleep disorders diagnostics business to Aequitron Medical, Inc. for a sales price of approximately $5.6 million. During the year ended December 31, 1994 and the quarter ended March 31, 1995, the sleep disorders diagnostics business had net sales and gross profits of:

                                            Year end                 Three months ended
                                        December 31, 1994              March 31, 1995
                  Net sales                $7,057,875                    $1,552,337
                  Gross profit             $3,326,593                    $  514,132

PATENTS

      The company entered into a license agreement in 1992 (the "License Agreement") pursuant to which the Company acquired from the licensor (the "Licensor") the exclusive rights to manufacture and sell the Breathe Right nasal strip from the Licensor. Pursuant to the License Agreement, the Company has the exclusive right to manufacture, sell and otherwise practice any invention, including the Breathe Right nasal strip, claimed in the patent applications and all patents issued in any country which correspond to the applications. The Company must pay royalties to the Licensor based on sales of the Breathe Right nasal strip including certain minimum royalty amounts to maintain its exclusivity. The Company is also responsible for all costs and expenses incurred in obtaining and maintaining patents related to the Breathe Right nasal strip.

      The Licensor has four patent applications currently pending with the United States Patent and Trademark Office seeking patent protection for the Breathe Right nasal strip. Applications have also been filed seeking patent rights in a number of foreign countries. No patents have been granted on the Breath Right nasal strip. The U.S. Patent Office examiner has rejected claims under the patent applications that are of broader scope on the basis of prior art and undue breadth, but has indicated that certain of the narrower claims would be allowable. The Company believes that those claims that the examiner has indicated would be allowable would, when issued, give the Company protection against potential competitors' products that are of a sufficiently similar nature to the Breathe Right nasal strip. The Licensor and the Company have appealed the rejection of the broader claims by the examiner. The Company has been advised by Kinney & Lange, patent counsel to the Company, that in its opinion the Company will prevail in obtaining patent protection which is significantly broader than those claims already indicated to be allowable by the U.S. Patent Office in the application under appeal. However, no assurance can be given that significant patent protection for the Breathe Right nasal strip will be obtained or will be enforceable, or that the Company will have sufficient resources to pursue enforcement of any patents issued. If the pending applications result in issuances of patents, there can be no assurance that they will effectively foreclose the development of competitive products. In order to enforce any patents issued on the Breathe Right nasal strip, the Company may have to engage in litigation, which may result in substantial cost to the Company. Any adverse outcome of such litigation could adversely affect the Company's business. The Company believes, however, that the position it will establish as the first entrant in the market and the design knowledge, which it has protected as trade secrets, will provide it with advantages over possible competition.


SIGNIFICANT CUSTOMERS

      Two of the Company's customers, Walgreens and McKesson, together accounted for a total of approximately 37.1% and 29.2% of the Company's Breathe Right nasal strip sales for the year ended December 31, 1994 and the three months ended March 31, 1995, respectively. The Company anticipates that these customers will individually represent less than 10% of the Company's Breathe Right nasal strip sales for the year ended December 31, 1995. The loss or material reduction in business from any major customer, however, could adversely affect the Company's net revenues.


                              SELLING SHAREHOLDERS

      Kinnard acted as underwriter in the Company's public offering of its Common Stock that was concluded in April 1994 (the "1994 Offering"). On April 6, 1994, the Company issued the Warrant to Kinnard for $50 and services rendered to the Company in connection with the 1994 Offering. Kinnard has assigned certain rights to the Warrant to certain employees of Kinnard.

      The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of May 22, 1995, and as adjusted to reflect the sale of the Warrant Shares.

                                                                                                   Number of
                                            Number of                      Maximum               Shares to be
                                        Shares Beneficially               Number of              Beneficially
                                            Owned Prior                   Shares to               Owned After
             Name                           to Offering                    be Sold               the Offering
John G. Kinnard
 and Company, Incorporated(1)                 91,915                        90,000                  1,915
Jerald S. Johnson                              4,150                         4,000                    150
Michael J. Norton                              2,000                         2,000                      0
George W. Mitchell, Jr.                        1,000                         1,000                      0
Joseph A. Radecki                              1,000                         1,000                      0
Kim E. Elverud                                 1,000                         1,000                      0
Paul E. Edwards                                1,000                         1,000                      0
   Total                                     102,065                       100,000                  2,065

______________________


(1) Of such amount, 90,000 shares represent shares to be issued upon exercise of the Warrant which is held for Kinnard's investment account and 1,915 shares were held in Kinnard's trading account as a market maker in the Company's Common Stock on May 22, 1995. The position of Kinnard's market maker account fluctuates frequently and may be long or short at any given time.

                              PLAN OF DISTRIBUTION

      The Company has been advised that the Selling Shareholders may sell the Warrant Shares, from time to time after the date hereof, in one or more transactions (which may include block transactions), on the Nasdaq National Market or otherwise, through negotiated transactions, through underwriters or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated.

      The Warrant Shares may, without limitation, be sold by one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      The Company has been advised that, as of the date hereof, the Selling Shareholders have made no arrangement with any broker for the sale of the Warrant Shares. Underwriters, brokers or dealers may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Shareholders or purchasers of such securities. Such underwriters, brokers or dealers may also purchase Warrant Shares and resell such Warrant Shares for their own account in the manner described above. The Selling Shareholders and such underwriters, brokers or dealers may be considered "underwriters" as that term is defined by the Securities Act of 1933, although the Selling Shareholders disclaim such status. Any commissions, discounts or profits received by such underwriters, brokers or dealers in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.


                                 LEGAL MATTERS

      The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a partner in Lindquist & Vennum P.L.L.P., is a Director and a holder of Common Stock and options to purchase Common Stock of the Company.

                                    EXPERTS

      The financial statements and financial statement schedule of the Company incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports accompanying such financial statements and financial statement schedule, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

      The statements in this Prospectus under the captions "Risk Factors - Patentability of the Breathe Right Nasal Strips" and "Recent Developments - Patents" have been reviewed and approved by Kinney & Lange, patent counsel for the Company, as experts in such matters, and are included herein in reliance upon such review and approval.

                                INDEMNIFICATION

      The Company's Articles of Incorporation eliminate or limit certain liabilities of its directors and the Company's Bylaws provide for indemnification of directors, officers and employees of the Company in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

               SEC registration fee ..........................................................         $  1,030
               Accounting fees and expenses ..................................................            5,000
               Legal fees and expenses .......................................................            5,000
               Miscellaneous .................................................................              970
                    Total ....................................................................         $ 12,000


         Except for the SEC fee, all of the foregoing expenses have been estimated.

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Section 145 of the Delaware General Corporation Law authorizes Delaware corporations to indemnify directors and officers for actions taken in good faith and in a manner such person reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, that such person had no reasonable cause to believe were unlawful.

                Article 8 of the Company's Certificate of Incorporation reads as follows:

         "A director of this corporation shall not be liable to the corporation or the stockholders of this corporation for monetary damages for a breach of the fiduciary duty of care as a director, except to the extent such exceptions from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or hereafter is amended. The corporation shall, to the fullest extent permitted under Delaware Corporation Law as the same currently exists or hereafter is amended, indemnify the directors of this corporation."

               The Company's Bylaws provide for the indemnification of its directors, officers, employees, and agents in accordance with, and to the fullest extent permitted by, the provisions of the Delaware General Corporation Law, as amended from time to time.

               The Company's Bylaws also grant the Board of Directors broad powers to manage the Company. Pursuant to those powers, the Board of Directors may authorize the purchase and maintenance of insurance on behalf of any of the Company's officers and directors against any liability asserted against or incurred by that person in such capacity or arising out of that person's status as such, whether or not the Company would have the power to indemnify the person against such liability under the provisions of Delaware or federal law. The Company currently maintains such insurance.


ITEM 16.  EXHIBITS

Exhibit No.     Description

 5.1            Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company
23.1            Consent of KPMG Peat Marwick LLP, independent
                   certified public accountants
23.2            Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above)
23.3            Consent of Kinney & Lange
24              Powers of Attorney (included on signature page hereof)


ITEM 17.  UNDERTAKINGS

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chanhassen, State of Minnesota, on the 31st day of May, 1995.


                                              CNS, INC.


                                 By /s/ Daniel E. Cohen, M.D.
                                        Daniel E. Cohen, M.D.
                                        Chairman of the Board,
                                        Chief Executive Officer,
                                        Treasurer and Director


                               POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Daniel
E. Cohen, M.D. and Richard E. Jahnke such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on May 31, 1995 in the capacities indicated.

            Signature                                 Title

/s/ Daniel E. Cohen, M.D.                        Chairman of the Board,
Daniel E. Cohen, M.D.                            Chief Executive Officer,
                                                 Treasurer and Director
                                                 (principal executive officer)


/s/ Richard E. Jahnke                            President, Chief Operating
Richard E. Jahnke                                Officer and Director


/s/ Frederick T. Strobl, M.D.                    Secretary and Director
Frederick T. Strobl, M.D.


/s/ Ronald D. Cox                                Vice President of Finance and
Ronald D. Cox                                    Chief Financial Officer (principal
                                                 financial and accounting officer)


/s/ R. Hunt Greene                                    Director
R. Hunt Greene


/s/ Andrew J. Greenshields                            Director
Andrew J. Greenshields


/s/ Patrick Delaney                                   Director
Patrick Delaney


/s/ Richard W. Perkins                                Director
Richard W. Perkins



                                 EXHIBIT INDEX



Exhibit No.                Description

5.1                                Opinion and Consent of Lindquist & Vennum,
                                   P.L.L.P., counsel to the Company.


23.1 Consent of KPMG Peat Marwick LLP, independent certified public accountants.


23.3                               Consent of Kinney & Lange